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                             December 4, 2020

       Richard Ackerman
       Chief Executive Officer
       Big Rock Partners Acquisition Corp.
       2645 N. Federal Highway, Suite 230
       Delray Beach, Florida 33483

                                                        Re: Big Rock Partners
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 25,
2020
                                                            File No. 001-38302

       Dear Mr. Ackerman:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note that you may not be able to continue to meet the listing standards of Nasdaq.
                                                        Please disclose the
effects of being delisted from Nasdaq on shareholders who elect not to redeem including, for
example, on the stock price and liquidity. Please also clearly disclose which Nasdaq
requirements would continue to apply to your company in the
                                                        event you are delisted,
such as the requirement that the initial business combination be with a company that had
an aggregate fair market value of 80% of the assets held in the trust account. Lastly,
disclose the risk that redemptions in connection with this
                                                        shareholder vote would
further reduce the amount held in the trust and the impact that would have upon your
ability to find a business combination.
 Richard Ackerman
FirstName LastNameRichard
Big Rock Partners AcquisitionAckerman
                              Corp.
Comapany4,
December  NameBig
             2020 Rock Partners Acquisition Corp.
December
Page 2    4, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Jeffrey Gallant